[LETTERHEAD OF GIBSON, DUNN & CRUTCHER LLP]
April 9, 2010
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY CADENCE DESIGN SYSTEMS, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].
VIA EDGAR AND MESSENGER
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Cadence Design Systems, Inc. Form 10-K for Fiscal Year Ended January 2, 2010 (the “2009 Form 10-K”) Filed February 26, 2010 (File No. 001-10606)
Dear Ms. Collins,
     On behalf of Cadence Design Systems, Inc. (“Cadence”), this letter responds to your letter dated March 29, 2010 (the “Comment Letter”) regarding Cadence’s 2009 Form 10-K. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of Cadence is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.
     This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.

Kathleen Collins
Securities and Exchange Commission
April 9, 2010

Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.
     Cadence respectfully requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of Cadence’s responses bearing the confidential treatment request identification code CDNS CTR 4/09/10 (the “Confidential Materials”). The Confidential Materials are marked herein with bracketed asterisks (“[***]”), and the page on which they appear is marked with the confidentiality legends required by Rule 83. Cadence believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, Cadence requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment.
Form 10-K for Fiscal Year Ended January 2, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34
1.	Your disclosures on page 32 indicate that if you are unable to determine that collection is probable, such a change could have a material adverse effect on your results of operations. We further note your results of operations discussion where you indicate that service and maintenance revenues declined during fiscal 2009 due to an increase in the proportion of arrangements for which revenue is deferred until payments become due and payable or cash is received from your customers. Please quantify the dollar amount or percentage of your contracts that you determined have an increased risk of customer delays or potential default and tell us how you considered quantifying your disclosures regarding the impact of such arrangements to your current operations as well as the potential impact to future operations. We refer you to Sections III.B and III. D of SEC Release 33-6835.

As disclosed in the 2009 Form 10-K, for any transaction in which Cadence concludes it is unable to determine that collection is probable, its policy is to delay revenue recognition until cash is received from the customer and to ensure that revenue recognition does not exceed the cash collected.

Kathleen Collins Securities and Exchange Commission April 9, 2010 Page 3	[***] Confidential Treatment Request Pursuant to 17 CFR § 200.83 by Cadence Design Systems, Inc. Page Code Number CDNS CTR 4/09/10-1

As discussed in the 2009 Form 10-K under “Critical Accounting Estimates — Allowance for Doubtful Accounts,” Cadence’s allowance for doubtful accounts at the end of fiscal 2009 was $23.7 million compared to $7.5 million at the end of fiscal 2008. [***] customers accounted for $[***] million of the disclosed total allowance for doubtful accounts at the end of fiscal 2009. Those customers did not account for any of the allowance for doubtful accounts at the end of fiscal 2008.

With respect to these customers, a total of approximately $[***] million of revenue, of which approximately $[***] million specifically related to service and maintenance, was originally scheduled to be recognized during fiscal 2009, but may be recognized as revenue as cash is received from those customers.

Cadence considered Section III.D of SEC Release 33-6835 and believes that its disclosure of the amount and changes to its allowance for doubtful accounts provides the material information necessary for an understanding of the impact of Cadence’s assessments of creditworthiness of its customers on its financial condition. In light of the Staff’s comment, however, Cadence will disclose in future filings any material dollar amount of revenue deferred when quantifying its disclosures regarding the impact of such arrangements on its current operations as well as the material potential impact on future operations.

Based on its current information, Cadence currently estimates that it will defer recognition of [***] million of revenue from fiscal 2010 until cash is received from the above mentioned customers. However, the actual amount of such deferral for fiscal 2010 and future periods is subject to substantial uncertainty and possible change. Cadence continues to monitor the financial condition of the above mentioned customers as well as other customers, but Cadence cannot currently predict with accuracy the actual amount of revenue that will be deferred in future periods as a result of customer credit issues. Cadence considered Section III.B of SEC Release 33-6835 and has included forward looking disclosure regarding customer credit issues in its risk factors on page 13 of the 2009 Form 10-K as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Critical Accounting Estimates — Allowance for Doubtful Accounts”.
2.	We note that results of operations were impacted in fiscal 2009 by lower business levels as well as lower up-front revenue resulting from your transition to a ratable revenue recognition model. Please quantify the impact that each of these factors had on your fiscal 2009 revenues and tell us how you considered including such information pursuant to Section III.D of SEC Release 33-6835. In addition, tell us how you anticipate the transition to a ratable business model positively impacting fiscal 2010 revenues. In this regard, we note that 90% of the total value of your executed orders in fiscal 2009 were comprised of ratable revenue orders and yet from year-end 2008 to 2009 both backlog and deferred revenues declined. Please explain further and tell us your consideration to include a discussion regarding the company’s backlog and its impact on your current as well as anticipated future revenues.

As disclosed in the 2009 Form 10-K, Cadence’s total revenue for fiscal 2009 was approximately $853 million, a decline of approximately $186 million from fiscal 2008. In fiscal 2009, Cadence experienced two significant events — the most significant economic downturn of recent years, which heavily affected the semiconductor industry (Cadence’s customer base), and a change in its business model. Cadence considered Section III.D of SEC Release 33-6835 and, while Cadence believes that its decline in revenue in fiscal 2009 was primarily driven by these two factors, Cadence concluded that it is not possible to separately quantify the impact of each because the two events coincided and overlapped to such a significant degree. However, Cadence has included qualitative disclosure of the impact of the economic downturn in the 2009 Form 10-K under “Business — Overview,” in the risk factors on pages 12 and 13 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 34. Cadence has also included qualitative disclosure of its change in business model in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 34.

As disclosed and discussed in the 2009 Form 10-K under “Business — Backlog”, Cadence’s backlog declined by approximately $238 million, from approximately $1.8 billion in fiscal 2008 to $1.6 billion in fiscal 2009. The decrease resulted from total revenue ($853 million) recognized in fiscal 2009 exceeding total new orders ($615 million) during fiscal 2009 due to lower business levels.
As disclosed on page 36 of the 2009 Form 10-K, Cadence expects both higher business levels and its continued transition to a ratable business model to contribute to an increase

Kathleen Collins
Securities and Exchange Commission
April 9, 2010

in revenue recognized in fiscal 2010. While such factors are also not separately quantifiable for future periods, as a result of Cadence’s transition to a ratable revenue recognition model, Cadence estimates that approximately 80% of its fiscal 2010 revenues will come from its backlog as of January 2, 2010, as disclosed in the 2009 Form 10-K under “Business — Backlog.” In future filings, Cadence will enhance the discussion regarding its backlog and its backlog’s impact on current as well as anticipated future revenues.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 70
3.	We note you disclose that during 2008 and 2007 if a subscription license arrangement was terminated by mutual agreement and new term license arrangement is entered into either concurrently with or after termination of the subscription license arrangement, the revenue associated with the new term license arrangement is recognized upon the later of the effective date of the arrangement or delivery of the first software product, assuming all other revenue recognition criteria have been met. Please tell us what your policy is in accounting for arrangements under these circumstances in 2009. If it differs from your policy in 2008 and 2007, please site the accounting guidance supporting your policy and clarify your disclosure if future filings.

Cadence advises the Staff that its policy for accounting for arrangements under these circumstances did not change in fiscal 2009. Cadence did not make specific reference to this policy in the 2009 Form 10-K because the amount attributable to arrangements that fell under this policy for fiscal 2009 was immaterial. Cadence will clarify this in its future filings.
Note 11. Net Income (Loss) Per Share, page 103
4.	We note that the company grants restricted stock awards. Clarify whether such awards contain nonforfeitable dividend rights and if so, tell us how you considered the guidance in ASC 260-10-45-61 A to include such awards in the computation of basic earnings per share pursuant to the two-class method. In this regard, we note your disclosures indicating that basic net income (loss) per share is computed by dividing net income (loss) by the weighted average shares of common stock outstanding, “less unvested restricted stock” during the period. To the extent that your unvested restricted stock awards are participating securities, then also explain how you considered the guidance in ASC 260-10-45-67 in allocating the losses to such securities for fiscal 2009 and 2008. Also, please clarify how your basic per share calculations for fiscal 2007 comply with the transition guidance of ASC 260-10-65-2.

Kathleen Collins
Securities and Exchange Commission
April 9, 2010

In connection with preparing its 2009 Form 10-K, Cadence considered the accounting literature cited above. Cadence confirms that none of its outstanding grants of restricted stock awards contain nonforfeitable dividend rights. As such, the two-class method would not apply to Cadence’s restricted stock awards.
* * * * * * * * * * *
     In connection with responding to the Staff’s comments and as requested by the Staff, Cadence acknowledges the following:
•	Cadence is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Cadence may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     As always, Cadence is available to discuss further its responses to the Staff’s comments.
     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8322.

Very truly yours,
/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	Kevin S. Palatnik, Cadence Design Systems, Inc. James J. Cowie, Cadence Design Systems, Inc. Melissa Kindelan, Staff Accountant, Securities and Exchange Commission